THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

                        March 27, 2009

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	KOKO, Ltd.
Form S-1 Registration Statement
File No. 333-157878

Dear Mr. Spirgel:

In response to your letter of comments dated March 26, 2009, please be advised as follows:

1.  A subsection has been created in the Business section of the registration statement, entitled “Blank Check Issues” which addresses comment no. 1.

2.  The Form D you refer to was filed with the SEC on May 16, 2008.  Sales taking place between then and December 30, 2008.  Copies of all Form Ds are included with this correspondence.  The listing on the NYS Register was the New York Form 99 filed with the State of New York.  Form 99 is used to blue sky the Reg. 506 Form D.

3.  The information regarding material relationships set for in the QE Brushes’ registration statement has been incorporated into the selling shareholders information as note 7.

4.  All reference to “translation” has been deleted.  A couple of sentences were incorrectly incorporated from an old registration statement.

5.  Messrs Ruff’s and Littler’s biographical information has been updated to include QE Brushes.  KOKO believes there are no conflicts of interest.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY: CONRAD C. LYSIAK
                                Conrad C. Lysiak

CCL:jtl/cc: KOKO, Ltd.